                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                          Santa Fe Pacific Corporation
                   -----------------------------------------
                                (Name of Issuer)


                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)


                                   802183103
                   -----------------------------------------
                                 (CUSIP Number)


                              Robert M. Hart, Esq.
                   Senior Vice President and General Counsel
                             Alleghany Corporation
                               Park Avenue Plaza
                           New York, New York  10055
                                 (212) 752-1356
            -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   Copies to:
                             Aileen C. Meehan, Esq.
                        Donovan Leisure Newton & Irvine
                              30 Rockefeller Plaza
                           New York, New York  10112
                                 (212) 632-3338


                                October 13, 1994
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on
              Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


              Check the following box if a fee is being paid with this statement [ ].

              CUSIP No. 802183103
                        ---------
              -----------------------------------------------------------------
              1.   Name of Reporting Person
                   S.S. or I.R.S. Identification No. of Above Person

                   Alleghany Corporation
                   51-0283071
              -----------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]
                   (b) [ ]
              -----------------------------------------------------------------
              3.   SEC Use Only

              -----------------------------------------------------------------
              4.   Source of Funds (See Instructions)

                   WC, BK
              -----------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                 ---------
              -----------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   Delaware
              -----------------------------------------------------------------
              Number of         7.   Sole Voting Power
              Shares                 11,666,500
                                     ------------------------
              Beneficially      8.   Shared Voting Power
              Owned by               200,000
                                     ------------------------
              Each Reporting    9.   Sole Dispositive Power
              Person With            11,666,500
                                     ------------------------
                                10.  Shared Dispositive Power
                                     200,000
                                     ------------------------
              -----------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                   11,866,500
              -----------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                             ------
              -----------------------------------------------------------------

              13.  Percent of Class Represented by Amount in Row (11)

                   6.4%
              -----------------------------------------------------------------
              14.  Type of Reporting Person (See Instructions)

                   CO
              -----------------------------------------------------------------

                        This statement is filed by Alleghany Corporation

              ("Alleghany"), a Delaware corporation having its principal executive offices at Park Avenue Plaza, New York, New York

              10055, and relates to shares of the Common Stock, par value

              $1.00 per share (the "Common Stock"), of Santa Fe Pacific

              Corporation, a Delaware corporation ("Santa Fe Pacific").

              The address of Santa Fe Pacific's principal executive offices is 1700 East Golf Road, Schaumburg, Illinois, 60173-5860.

              This Amendment No. 1 amends the Schedule 13D Statement filed by Alleghany on September 22, 1994, by furnishing the

              information set forth below.


              Item 2.   Identity and Background.
              ------    -----------------------

                        The information previously furnished in response to

              Item 2 is supplemented as follows:

                        William K. Lavin resigned his positions as Vice

              Chairman and Chief Executive Officer, Woolworth Corporation,

              effective September 1994.  Mr. Lavin is principally engaged in the management of family investments.


              Item 3.   Source and Amount of Funds or Other Consideration.
              ------    -------------------------------------------------

                        The second sentence of the information previously

              furnished in response to Item 3 is amended to read in its

              entirety as follows:

                        As of the close of business on October 13, 1994,

              the amount borrowed under the Revolving Credit Facility to fund purchases of Common Stock of Santa Fe Pacific is

              $59 million, which constituted all outstanding indebtedness under the Revolving Credit Facility at that date.


              Item 4.   Purpose of the Transaction.
              ------    --------------------------

                        The information previously furnished in response to

              Item 4 is amended to read in its entirety as follows:

                        Alleghany's purchases of Common Stock reported

              herein were made to acquire an equity interest in Santa Fe

              Pacific as an investment.  Alleghany's present intention is to contribute a significant part of the shares of Common

              Stock of Santa Fe Pacific reported herein as owned directly by it to the investment assets of its Underwriters

              Reinsurance group.  Alleghany intends from time to time,

              depending upon market conditions, the state of affairs of

              Santa Fe Pacific and of the businesses in which it is engaged and other factors, to acquire, directly or indirectly through one or more of its insurance subsidiaries, additional shares of the Common Stock of Santa Fe Pacific, subject to

              applicable laws and to the availability of shares at prices deemed favorable by Alleghany.  Alleghany will continue to consider its equity interest in Santa Fe Pacific and reserves the right to formulate such plans or proposals, and to take such action, as may seem appropriate in the circumstances

              existing at any future date.

                        On October 14, 1994, Alleghany filed with the

              Federal Trade Commission (the "FTC") and the Antitrust

              Division of the Department of Justice (the "Antitrust

              Division") a Notification and Report Form under the

              Hart-Scott-Rodino Antitrust Improvements Act of 1976, as

              amended (the "HSR Act"), to permit the acquisition of shares of Common Stock of Santa Fe Pacific constituting less than

              15% of the outstanding shares of Common Stock of Santa Fe

              Pacific.  Pursuant to the HSR Act and the rules promulgated thereunder, a person may be required to file a Notification and Report Form and to observe a waiting period before

              purchasing shares of Common Stock having a market value in excess of $15 million.  Such Notification and Report Form

              must indicate the amount for which permission to purchase is sought within the following ranges:  (a) more than $15

              million market value but less than 15% of the outstanding

              shares of Common Stock, (b) 15% or more of the outstanding shares of Common Stock but less than 25% of the outstanding shares of Common Stock, (c) 25% or more of the outstanding shares of Common Stock but less than 50% of the outstanding shares of Common Stock, and (d) 50% or more of the outstanding shares of Common Stock. An exemption from this requirement permits purchases solely for the purpose of

              investment of not more than 10% of the outstanding shares of

              Common Stock without filing a Notification and Report Form.

              The waiting period in respect of Alleghany's Notification and

              Report Form will expire on or about November 13, 1994, unless such waiting period is terminated earlier by the FTC or the

              Antitrust Division or a request for additional information is received from the FTC or the Antitrust Division.

                        Except as set forth above, Alleghany has no present

              plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j)

              of Item 4 of Schedule 13D.


              Item 5.   Interest in Securities of the Issuer.
              ------    ------------------------------------

                        The information previously furnished in response to

              Items 5(a) and 5(b) is hereby updated and superseded as

              follows:

                        (a) As of the close of business on October 13,

              1994, Alleghany beneficially owned 11,866,500 shares of the

              Common Stock of Santa Fe Pacific, or approximately 6.4% of the 186,523,992 outstanding shares of Common Stock of Santa

              Fe Pacific, as reported in Santa Fe Pacific's Quarterly

              Report on Form 10-Q for the six months ended June 30, 1994 as being outstanding at June 30, 1994.

                        (b) Alleghany has the sole power to vote, or to

              direct the vote of, and sole power to dispose of or direct the disposition of, 11,666,500 shares of the Common Stock of

              Santa Fe Pacific disclosed in Item 5(a) above.

                        Alleghany has shared voting and investment power

              with respect to the following shares of the Common Stock of

              Santa Fe Pacific owned by subsidiaries of Alleghany:

                                                   Number of Shares of
                    Subsidiary and                   Common Stock of
              Address of Principal Office            Santa Fe Pacific
              ---------------------------            ----------------

              Chicago Title Insurance Company           124,000
                171 North Clark Street
                Chicago, Illinois 60601

              Ticor Title Insurance Company              46,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770

              Ticor Title Guarantee Company               9,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770

              Security Union Title Insurance
                 Company                                 21,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770


              Information concerning the principal business of each of

              Chicago Title, Ticor Title, Ticor Title Guarantee and

              Security Union is set forth in Item 2 hereof, and

              specifically incorporated in this Item 5.

                        The information previously furnished in response to

              Item 5(c) is supplemented as follows:

                        (c) Transactions effected in the Common Stock of

              Santa Fe Pacific since September 22, 1994, the date of filing of Alleghany's Schedule 13D Statement, were as follows:

                                      Number of
                                       Shares                 Price
                Trade Date            Purchased             Per Share
                ----------            ---------          ---------------
                 10/04/94               34,900               12.875
                 10/04/94               25,000               12.875(1)
                 10/04/94               25,000               12.750(1)
                 10/05/94              233,500               12.625
                 10/05/94              341,500               12.500
                 10/05/94               40,100               12.375
                 10/06/94               28,000               14.500
                 10/06/94               47,000               14.625(1)
                 10/06/94              225,000               14.625
                 10/07/94               50,000               13.875(1)
                 10/07/94               50,000               13.625(1)
                 10/10/94               29,500               14.250
                 10/11/94               66,000               14.875
                 10/11/94              101,200               14.750
                 10/12/94               73,400               14.875(1)
                 10/12/94              451,500               14.875
                 10/12/94                8,500               14.750
                 10/12/94               26,600               14.625
                 10/13/94               10,000               14.750

                 ---------------

                 (1)  Trade effected on the Chicago Stock Exchange.


                        Except as otherwise noted, all of such shares were

              purchased in ordinary brokerage transactions effected on the

              New York Stock Exchange.

                                   SIGNATURE
                                   ---------

                        After reasonable inquiry and to the best of my

              knowledge and belief, I certify that the information set

              forth in this Amendment No. 1 is true, complete and correct.

              Dated:  October 14, 1994


                                            ALLEGHANY CORPORATION


                                            By:/s/ Robert M. Hart
                                               --------------------------
                                               Robert M. Hart
                                                Senior Vice President and
                                                General Counsel